UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 11, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: December 16, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St. Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO MINES LIMITED
GIBRALTAR RESERVE UPDATE

December 11, 2008 - Vancouver, BC - Taseko Mines Limited (TSX:TKO; AMEX:TGB) ("Taseko" or the "Company") announces a 28% increase in mineral reserves at its 100% owned Gibraltar Mine.

Taseko's recently completed drill program and engineering study on the newly acquired Oakmont ground which has confirmed an extension of the Gibraltar mineral deposit (Gibraltar Extension) and as a result Gibraltar's ore reserves have been increased by approximately 105 million tons or 28% to 472 million tons.

This increase in reserves will add roughly 640 million pounds of recoverable copper to Gibraltar's reserve base of 2.1 billion pounds bringing that total to 2.7 billion pounds of copper, and under present operations extends Gibraltar's mine life to 2035.

Russell Hallbauer, President and CEO of Taseko commented, "In the world in which we find ourselves today with respect to mineral resource development it cannot be overstated how important large mineral reserves in secure political jurisdictions such as British Colu mbia are for a company.

With conservative long term metal price projections, our Gibraltar Mine will be operational for nearly three more decades, providing returns to our shareholders, as well as significant economic benefits to our employees and the local communities.

In the near term as a result of metal production increases, low cost hydro electric power, a low and declining tax regime, significantly reduced input costs combined with the Canadian/US dollar exchange rate, Gibraltar's cost profile will be significantly lower than that experienced over the past 18 months.

With our newly optimized mining plans, our access to efficient rail and port facilities combined with a skilled and motivated workforce, complemented by supportive mining focused government policies we anticipate Gibraltar remaining operational during this period of financial turmoil and weakened copper prices.

This continued increase in our ore reserves supports the business plan we embarked on 24 months ago, whereby we would transform Gibraltar from a high cost swing producer to one that could continue to operate over the long term at varying copper prices."

Gibraltar's proven and probable reserves as of December 31, 2008 are tabulated below:

Gibraltar Mine Mineral Reserves As at December 31, 2008[1] At 0.20% copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven	186.7	0.324	0.009
	Probable	25.7	0.319	0.009
	Subtotal	212.4	0.323	0.009
Gibraltar Extension (new reserves)	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002
	Subtotal	104.7	0.339	0.002
Total		472.4	0.315	0.008

1 Based on the projected mineral reserves at the reserve statement date based on current production rates.

The mineral reserves stated above are contained within the following mineral resources:

Gibraltar Mine Mineral Resources As at December 31, 2008 At 0.20% copper cut-off
Category	Ton (millions)	Cu %	Mo (%)
Measured	597.7	0.302	0.008
Indicated	361.0	0.290	0.008
Total	958.7	0.298	0.008

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates for the Gibraltar Extension used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$0.82 per US dollar while the estimates for the balance of the reserves used long term metal prices of US$1.50/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$0.80 per US dollar. Mr Jones has reviewed this release. A technical report will be filed on www.sedar.com.

Contact: Brian Battison, Vice President Corporate Affairs - 778-373-4543, toll free 1-800-667-2114 or
Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114
Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.